# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tevogen Inc., CIK 0001860871
CUSIP: 88165K200
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 15 Independence Boulevard, Suite #210, Warren, New Jersey (NJ), 07059
Date of event which requires filing of this statement: 09/14/2026
Filed by CIK 0002011765
Persons authorized to receive notices and communications: Kirti Desai, c/o Tevogen Inc., Independence Boulevard, Suite #210, Warren, New Jersey (NJ), 07059, 877-838-6436

## Reporting persons
- Kirti Desai (CIK 0002011765): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 992,983; shared voting power 0; sole dispositive power 187,983; shared dispositive power 0; aggregate amount beneficially owned 992,983 (6.3% of the class)
  Comment: The number of shares reported in rows 7 and 11 includes 805,000 shares of restricted Common Stock that are outstanding and therefore carry voting rights but that may not be sold, assigned, transferred, pledged, hypothecated, or otherwise encumbered, subject to forfeit. The percent reported in row 13 is calculated based on 15,736,540 shares of Common Stock outstanding as of September 14, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Tevogen Inc.
Address of issuer's principal executive offices: 15 Independence Boulevard, Suite #210, Warren, New Jersey (NJ), 07059
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Tevogen Inc., a Delaware corporation (the "Issuer" or the "Company"). This Amendment No. 1 amends and supplements the initial statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by the Reporting Person on February 22, 2024 (the "Original Schedule 13D," as amended by this Amendment No. 1, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The Reporting Person received a grant of 750,000 shares of restricted Common Stock (the "RSA Shares") on September 14, 2026, pursuant to the Restricted Common Stock Award Agreement (the "RSA Agreement").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Items 3 and 6 of this Amendment is incorporated into this Item 4 by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated to read as follows:

(a) See rows (11) and (13) of the cover page to this Amendment No. 1 for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated to read as follows:

(b) See rows (7) through (10) of the cover page to this Amendment No. 1 for the aggregate number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated to read as follows:

(c) Except as set forth in this Amendment No. 1, the Reporting Person has not effected any transactions in the Common Stock in the 60 days prior to the date of this Amendment No. 1.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

September 2026 Restricted Stock Award

On September 14, 2026, the Company granted 750,000 RSA Shares to the Reporting Person pursuant to Tevogen Inc. 2024 Omnibus Incentive Plan. The RSA Shares will vest only upon written certification by the Company's Board of Directors that the Company has achieved $1.0 billion in aggregate revenue during the period from September 14, 2026 through September 30, 2031 (the "Performance Period"). The shares will automatically be forfeited in the event such revenue threshold is not met during Performance Period, upon termination of the Reporting Person's service with the Company for any reason, if it is determined that the Reporting Person has engaged in certain misconduct or competitive activities with the Company, in the event of transfer or attempted transfer prior to vesting, or if the award is not assumed in connection with a change in control.

The foregoing description of the RSA Agreement does not purport to be complete and is qualified in its entirety by the full text of the Form of RSA Agreement, which is incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on September 16, 2026, and is listed as Exhibit 99.1 to this Amendment No. 4.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Form of Restricted Stock Award Agreement under Tevogen Inc. 2024 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on September 16, 2026 (File No. 001-41002)).

## Signatures
- Kirti Desai: /s/ Kirti Desai, Kirti Desai (09/16/2026)